FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                November 28 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: 'Section 198 Notice'  dated 01 November 2005


1 November 2005


British Energy Group plc


UK COMPANIES ACT 1985 - SECTIONS 198-202 - British Energy Group plc (the "Company")


The Company has received notice as follows:


As at 27 October 2005, Barclays PLC through the legal entities listed below, had a notifiable interest in 28,340,728 ordinary shares of British Energy Group plc, representing 5% of the issued share capital of 567,146,324 units.



Legal Entity                                                         Holding                 Percentage Held

Barclays Global Investors Australia Ltd                               30,995                           .0055
Gerrard Ltd                                                            8,843                           .0016
Barclays Global Investors Ltd                                      9,601,423                          1.6929
Barclays Global Investors, N.A                                       462,289                           .0815
Barclays Capital Securities Ltd                                   16,053,411                          2.8306
Barclays Bank Trust Company Ltd                                           16                           .0001
Barclays Life Assurance Co Ltd                                       773,727                           .1364
Barclays Bank PLC                                                  1,223,073                           .2157
Barclays Global Investors Japan Ltd                                  186,951                           .0330
Group Holding                                                     28,340,728                          4.9973


Registered Holder                                              Account Designation                   Holding
Barclays Capital Nominees LIMI                                                                     1,223,073
Barclays Capital Nominees LIMI                                                                    16,053,411
Barclays Trust Co & Others                                                                                16
BNP Paribas                                                                                            9,141
Boiss Nominees Ltd                                                   4224361                         230,135
Chase Nominees Ltd                                                     16376                         301,992
Chase Nominees Ltd                                                     20947                       2,640,473
Chase Nominees Ltd                                                     21359                         167,863
Chase Nominees Ltd                                                     28270                         213,934
CIBC Mellon Global Securities                                                                          5,312
Investors Bank and Trust Co                                                                           21,458
Investors Bank and Trust Co                                                                            7,500
Investors Bank and Trust Co                                                                           21,796
Investors Bank and Trust Co                                                                            9,474
Investors Bank and Trust Co                                                                          212,227
Investors Bank and Trust Co                                                                            8,314
Investors Bank and Trust Co                                                                           81,614
JP Morgan (BGI Custody)                                                16331                         164,618
JP Morgan (BGI Custody)                                                16338                          33,668
JP Morgan (BGI Custody)                                                16341                         291,903
JP Morgan (BGI Custody)                                                16342                          69,604
JP Morgan (BGI Custody)                                                16400                       5,820,136
JP Morgan (BGI Custody)                                                18409                         440,824
JP Morgan Chase Bank                                                                                  30,995
JP Morgan Chase Bank                                                                                  64,740
JP Morgan Chase Bank                                                                                  42,144
JP Morgan Chase Bank                                                                                  80,067
Mellon Trust - US Custodian                                                                           12,854
Mellon Trust of New England                                                                           16,418
Northern Trust Bank - BGI SEPA                                                                         4,215
Northern Trust Bank - BGI SEPA                                                                        19,462
Northern Trust Bank - BGI SEPA                                                                        17,452
R C Greig Nominees Limited                                               RC1                           5,300
R C Greig Nominees Limited a/c                                           AK1                           3,543
State Street Bank & Trust                                                                                771
State Street Trust of Canada                                                                           5,928
The Northern Trust Company                                                                             8,353
                                                                       Total                      28,340,728



On 5 September 2005, the Company announced that Barclays had a notifiable interest in 27,851,871 ordinary shares of the Company, representing 4.96% of the issued share capital.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  November 28 2005                    BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations